

Cenovus Energy Inc.

Annual Information Form

For the Year Ended December 31, 2018

February 12, 2019

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

In this Annual Information Form ("AIF"), unless otherwise specified or the context otherwise requires, references to "we", "us", "our", "its", "the Corporation" or "Cenovus" mean Cenovus Energy Inc., the subsidiaries of, and partnership interests held by, Cenovus Energy Inc. and its subsidiaries.

This AIF contains forward-looking statements and other information (collectively "forward-looking information") about Cenovus's current expectations, estimates and projections, made in light of the Corporation's experience and perception of historical trends. This forward-looking information is identified by words such as "anticipate", "believe", "expect", "estimate", "plan", "forecast" or "F", "future", "target", "project", "capacity", "could", "should", "focus", "outlook", "proposed", "potential", "may", "strategy", "schedule" or similar expressions and includes suggestions of future outcomes, including statements about: Cenovus's strategy and related milestones and schedules including with respect to the development and growth of our business and operations; projected future value; projections for 2019 and future years; forecast operating and financial results, including forecast sales prices and costs; planned capital expenditures, including the amount, timing and financing thereof; annual capital investment forecasts and plans with respect thereto; techniques expected to be used to recover reserves and forecasts of the timing thereof; future abandonment and reclamation costs and the timing of payments in relation thereto; expected payment of income taxes; potential impacts of various identified risk factors; expected future production, including the timing, stability or growth thereof; expected reserves and related information, including future net revenue and future development costs; broadening market access; expected capacities, including for projects, transportation and refining; improving cost structures, forecast cost savings and the sustainability thereof; dividend plans and strategy; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecast commodity prices and trends and expected impacts to Cenovus; and future use and development of technology, including expected effects on land footprint, steam to oil ratios and environmental performance and sustainability. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry in general. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in the Corporation's current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and natural gas liquids

from properties and other sources not currently classified as proved; Cenovus's ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; Cenovus's ability to generate sufficient cash to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings the Corporation makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus's actual results to differ materially include: volatility of and other assumptions regarding oil and gas prices; the effectiveness of the Corporation's risk management program, including the impact of derivative financial instruments, the success of Cenovus's hedging strategies and the sufficiency of the Corporation's liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus's marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in our operations, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to adjusted earnings before interest, taxes, depreciation and amortization as well as debt (and net debt) to capitalization; the Corporation's ability to access various sources of debt and equity capital, generally, and on terms acceptable to the Corporation; Cenovus's ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of Cenovus's securities; changes to Cenovus's dividend plans or strategy, including the dividend reinvestment plan; accuracy of Cenovus's reserves, resources and future production expense and future net revenue estimates; the Corporation's ability to replace and expand oil and gas reserves; Cenovus's ability to maintain its relationship with its downstream partner and to successfully manage and operate its integrated business; reliability of the Corporation's assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus's business including potential cyber-attacks; the timing and the costs of well and pipeline construction; the Corporation's ability to secure adequate and cost-effective product transportation, including sufficient pipeline, crude-by-rail, marine or alternate transportation, and including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus's ability to attract and retain, critical talent; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change, production curtailment policies and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus's business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which the Corporation operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus's material risk factors, refer to "Risk Management and Risk Factors" in the Corporation's annual 2018 Management's Discussion and Analysis ("MD&A"), which section of the MD&A is incorporated by reference into this AIF, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on the Corporation's website at cenovus.com.

Information on or connected to our website cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

CORPORATE STRUCTURE

Cenovus Energy Inc. was formed under the *Canada Business Corporations Act* ("CBCA") by amalgamation of 7050372 Canada Inc. ("7050372") and Cenovus Energy Inc. (formerly Encana Finance Ltd. and referred to as "Subco") on November 30, 2009 pursuant to an arrangement under the CBCA (the "Arrangement") involving, among others, 7050372, Subco and Encana Corporation ("Encana"). On January 1, 2011, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, Cenovus Marketing Holdings Ltd., through a plan of arrangement approved by the Court of Queen's

Bench of Alberta. On July 31, 2015, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 9281584 Canada Limited (formerly 1528419 Alberta Ltd.), by way of a vertical short-form amalgamation. On August 1, 2018, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 10904635 Canada Limited (formerly Cenovus FCCL Ltd.), by way of a vertical short-form amalgamation.

The Corporation's head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

INTERCORPORATE RELATIONSHIPS

Cenovus's material subsidiaries and partnerships as at December 31, 2018 are as follows:

Subsidiaries & Partnerships	Percentage Owned[1]	Jurisdiction of Incorporation, Continuance, Formation or Organization
Cenovus Energy Marketing Services Ltd.	100	Alberta
FCCL Partnership ("FCCL")	100	Alberta
WRB Refining LP ("WRB")[2]	50	Delaware

(1)   Reflects all voting securities of all subsidiaries and partnerships beneficially owned, or controlled or directed, directly or indirectly, by Cenovus.
(2)   Cenovus non-operating interest held through Cenovus American Holdings Ltd. and Cenovus US Holdings Inc.

The Corporation's remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Corporation's consolidated assets as at December 31, 2018 and (ii) less than 10 percent of the Corporation's consolidated revenues for the year ended December 31, 2018. In aggregate, Cenovus's subsidiaries and partnerships not listed above did not exceed 20 percent of the Corporation's total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2018.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Cenovus is an integrated oil company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and natural gas liquids ("NGLs") in Canada, and also conducts marketing activities and owns refining interests in the United States ("U.S.").

All of Cenovus's oil and natural gas reserves and production are located in Canada, within the

provinces of Alberta and British Columbia. As at December 31, 2018, Cenovus had a land base of approximately 5.4 million net acres. The estimated proved reserves life index based on working interest production as at December 31, 2018 was approximately 29 years.

BUSINESS SEGMENTS

The Corporation's reportable segments are as follows:

Oil Sands

Cenovus's Oil Sands segment includes the development and production of bitumen in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. Cenovus's interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

Deep Basin

The Deep Basin segment includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets are located in Alberta and British Columbia and include interests in numerous natural gas processing facilities (collectively, the "Deep Basin Assets"). These assets were acquired on May 17, 2017.

Refining and Marketing

Cenovus's Refining and Marketing segment includes transporting and selling crude oil, natural gas and NGLs and joint ownership of two refineries in the U.S. with the operator, Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

Corporate and Eliminations

This segment primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative ("G&A"), financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas between segments, transloading services provided to the Oil Sands segment by the Corporation's rail terminal, crude oil production used as a feedstock by the Refining and Marketing segment to unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices.

THREE YEAR HISTORY

The following describes significant events and conditions that have influenced the development of Cenovus's business during the last three financial years:

2016

- **Reduced spending.** Cenovus achieved its 2016 target of reducing planned capital, operating and G&A spending by $500 million compared with its original 2016 budget.

- **First production from Foster Creek phase G.** In the third quarter, Foster Creek phase G achieved first oil production. Phase G added 30,000 barrels per day of gross production capacity.

- **Wood River debottlenecking project completed.** In the third quarter, the Wood River debottlenecking project was successfully completed.

- **First production from Christina Lake phase F.** In the fourth quarter, Christina Lake phase F achieved first oil production. Phase F added 50,000 barrels per day of gross production capacity. The phase F expansion includes a 100 gross megawatt cogeneration plant.

2017

- **Resumed Christina Lake phase G expansion.** Cenovus resumed the phase G expansion, with an approved design capacity of 50,000 gross barrels per day. First oil from phase G is expected in the second half of 2019, pending the duration of the curtailment mandated by the Government of Alberta.

- **Common share issuance.** In the second quarter, Cenovus issued 187.5 million common shares ("Common Shares") at a price of $16.00 per share for gross proceeds of approximately $3 billion, with net proceeds used to fund a portion of the cash consideration for the May 17, 2017 acquisition by Cenovus of ConocoPhillips' 50 percent interest in the FCCL Partnership ("FCCL") and the majority of ConocoPhillips' western Canadian conventional assets in Alberta and British Columbia (the "Acquisition"). As part of the consideration for the Acquisition, Cenovus issued 208 million Common Shares to ConocoPhillips.

- **Increased FCCL interest to 100 percent and acquired Deep Basin assets.** In the second quarter, Cenovus completed the Acquisition for consideration of approximately US$10.6 billion in cash, before closing adjustments, and 208 million Common Shares. The Acquisition gave Cenovus a 100 percent interest in and full control of the FCCL Partnership assets. The Deep Basin assets provide short-cycle development opportunities with high return potential that complement our long-term oil sands development.

- **Senior notes offering.** In the second quarter of 2017, Cenovus completed an offering of US$2.9 billion senior unsecured notes at a weighted average cost of 4.9 percent, the net proceeds of which contributed to the funding of the Acquisition.

- **Divested legacy Conventional assets.** In the third quarter Cenovus sold its Pelican Lake heavy oil operations, including the adjacent Grand Rapids project, for cash proceeds of $975 million, before closing adjustments. In the fourth quarter, Cenovus sold its Palliser crude oil and natural gas assets for cash proceeds of $1.3 billion, before closing adjustments and sold its Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan for cash proceeds of $940 million, before closing adjustments. As part of the Corporation's plan to deleverage its balance sheet, net proceeds from the divestitures were used to retire the $3.6 billion bridge credit facility that had been put in place for the Acquisition.

- **New President & Chief Executive Officer.** In the fourth quarter, Alex Pourbaix was appointed Cenovus's President & Chief Executive Officer and joined the Board of Directors.

2018

- **Sale of Suffield assets.** In the first quarter, Cenovus completed the sale of its Suffield crude oil and natural gas operations for cash proceeds of $512 million, before closing adjustments.

- **New Chief Financial Officer.** In the second quarter, Jon McKenzie was appointed Cenovus's Executive Vice-President & Chief Financial Officer.

- **Sale of Cenovus Pipestone Partnership.** In the third quarter, Cenovus completed the sale of its general partnership that held the natural gas and liquids business in northwestern Alberta for cash proceeds of $625 million, before closing adjustments.

- **Signed rail agreements to transport oil to U.S. Gulf Coast.** In the third quarter, Cenovus signed three-year agreements with major rail companies to transport approximately 100,000 barrels per day of heavy crude oil from Alberta to various destinations on the U.S. Gulf Coast.

- **Debt reduction.** In October, Cenovus redeemed US$800 million of its US$1.3 billion unsecured notes due October 2019. In December, Cenovus repurchased a principal amount of US$76 million of unsecured notes for US$69 million.

- **Reduced costs.** Cenovus reduced oil sands operating costs to $7.65 per barrel, a nine percent decrease from 2017.

- **Sublease of excess office space.** In the third quarter, Cenovus subleased an additional eight floors of The BOW tower in Calgary, Alberta, further reducing our long-term fixed real estate costs.

- **Continued wide differentials.** The differentials between West Texas Intermediate ("WTI") and Western Canadian Select ("WCS") averaged US$26.31 per barrel, a 120 percent increase compared with 2017, reaching a record of US$52.00 per barrel in the fourth quarter. Average WCS prices remained flat in 2018 in relation to 2017.

- **Government production curtailment.** On December 2, 2018, the Government of Alberta announced a temporary mandatory oil production curtailment for Alberta producers, starting in January 2019, to, among other things, address the record-high differentials between WTI and WCS.

- **Re-rated refinery processing capacity.** As a result of consistently strong operating performance, higher utilization rates and optimizations executed in 2018, both U.S. refineries were re-rated to reflect higher processing capacity effective January 1, 2019. Crude capacity at the Wood River Refinery was re-rated to 330,000 barrels per day from 314,000 barrels per day, while capacity at the Borger Refinery was re-rated to 149,000 barrels per day from 146,000 barrels per day.

2019

- **Debt repurchase.** In January, Cenovus repurchased US$324 million of unsecured notes for US$300 million.

DESCRIPTION OF THE BUSINESS

OIL SANDS

Cenovus's Oil Sands segment includes 100 percent ownership of the Foster Creek and Christina Lake assets, both of which are producing. In addition, the Corporation has several emerging projects in the early stages of development, including 100 percent owned projects at Narrows Lake and Telephone Lake. The Oil Sands segment also includes Cenovus's 100 percent owned Athabasca natural gas property, from which all of the natural gas production since late April 2018 has been used as fuel at the adjacent Foster Creek operation.

As at December 31, 2018, Cenovus held bitumen rights of approximately 1.9 million gross acres (1.8 million net acres) within the Athabasca and Cold Lake areas, as well as the exclusive rights to lease an additional 536,000 gross acres on the Cold Lake Air Weapons Range.

Development Approach

Cenovus uses steam-assisted gravity drainage ("SAGD") technology to recover bitumen. The Corporation does not employ mining techniques for extraction and none of its reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface. Cenovus applies a manufacturing-like, phased approach to developing its oil sands assets. This approach incorporates learnings from previous phases into future growth plans, helping the Corporation to minimize costs.

Technology

Cenovus continues to focus on technologies which are targeted to improve business performance and materially increase shareholder value amid continuing price uncertainty, a low carbon future, increased environmental protection pressure and regulatory changes. Our current focus is on reducing steam to oil ratios through the use of solvents and land footprint by using an innovative plant design in the future. We are also working on developing partial upgrading technologies which we anticipate will reduce diluent requirements, resulting in less energy consumption to transport diluent. These technological innovations are critical to stay competitive and to improve environmental performance and sustainability.

Foster Creek

Cenovus has a 100 percent working interest in Foster Creek. It is located on the Cold Lake Air Weapons Range, an active military base, and has a reservoir depth up to 500 meters below the surface. Foster Creek produces from the McMurray formation using SAGD technology.

The Corporation holds surface access rights from the governments of Canada and Alberta and bitumen rights from the Government of Alberta for exploration, development and transportation from areas within the Cold Lake Air Weapons Range. In addition, Cenovus holds exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on the Corporation's and/or its assignee's behalf.

Production from phases A through G at Foster Creek averaged 161,979 barrels per day in 2018 (124,752 net barrels per day in 2017).

Cenovus operates a 98 megawatt natural gas-fired cogeneration facility in conjunction with Foster Creek. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool.

Christina Lake

Cenovus has a 100 percent working interest in Christina Lake. It is located approximately 120 kilometers south of Fort McMurray and has a reservoir depth up to 375 meters below the surface. Christina Lake produces from the McMurray formation using SAGD technology.

Production from phases A through F at Christina Lake averaged 201,017 barrels per day in 2018 (167,727 net barrels per day in 2017). Cenovus operates a 100 megawatt natural gas-fired cogeneration facility in conjunction with Christina Lake. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool. Cenovus resumed work on the phase G expansion in 2017, which was deferred in late 2014 due to the low commodity price environment. Phase G has an approved design capacity of 50,000 gross barrels per day and first oil from the expansion is expected in the second half of 2019, pending the duration of the curtailment mandated by the Government of Alberta in December 2018.

Narrows Lake

Cenovus has a 100 percent working interest in Narrows Lake. Narrows Lake is located adjacent to Christina Lake and has a reservoir depth up to 375 meters below the surface.

In 2012, Cenovus received regulatory approval for phases A, B and C for 130,000 gross barrels per day of production capacity. Due to the low commodity price environment, and historically high price differentials and curtailment, Cenovus has deferred new construction spending on phase A. It is expected that the future development of Narrows Lake will benefit from the existing infrastructure and resources at Christina Lake, which is expected to lower overall costs.

Telephone Lake

Cenovus's 100 percent owned Telephone Lake property is located in the Borealis Region in northeastern Alberta, approximately 90 kilometers northeast of Fort McMurray.

Cenovus received approval from the Alberta Energy Regulator ("AER") in late 2014 for a SAGD project with initial production capacity of 90,000 gross barrels per day.

Marten Hills

As of December 31, 2018 Cenovus owns 100 percent working interest in 208 sections of oil sands rights in the Marten Hills area. Marten Hills is an early stage exploration play located approximately 70 kilometers northeast of Slave Lake, targeting the Clearwater formation.

Cenovus has drilled five appraisal wells to help delineate our land holdings and de-risk field development potential, and is assessing transportation alternatives in the area.

Capital Investment

In 2018, the Corporation's Oil Sands capital investment was $887 million, primarily related to sustaining existing production, construction of Christina Lake phase G expansion and stratigraphic test wells.

- Foster Creek capital investment was focused on sustaining capital related to existing production and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and near-term phase expansions.

- Christina Lake capital investment was focused on sustaining capital related to existing production, construction of the phase G expansion and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and near-term phase expansions.

- Narrows Lake capital investment was related to equipment preservation and site access costs.

In 2019, Oil Sands capital spending is forecast to be between $735 million and $855 million and is expected to continue to focus on sustaining current production levels from existing oil sands facilities and construction at Christina Lake phase G.

DEEP BASIN

Cenovus has western Canadian conventional crude oil and natural gas assets including undeveloped land, exploration and production assets, and related infrastructure in Alberta and British Columbia in the Deep Basin. Cenovus's Deep Basin Assets include approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, with an average 71.5 percent working interest. In addition, the Deep Basin Assets include interests in numerous natural gas processing plants with an estimated net processing capacity of 1.3 Bcf per day. The Deep Basin Assets are expected to provide short-cycle development opportunities with high return potential that complement Cenovus's long-term oil sands development. Deep Basin production is expected to provide an economic hedge for the natural gas required as a fuel source at both the Corporation's oil sands and refining operations.

Elmworth-Wapiti

Cenovus is one of the largest operators and producers in the Elmworth-Wapiti area, located in northwest Alberta and northeast British Columbia. As of December 31, 2018, Cenovus held leasehold rights of 1.1 million net acres in this area.

The Elmworth-Wapiti area provides production potential from more than 10 formations, with the most prospective being the Montney, Falher and Dunvegan. It is a mature area that was historically developed with conventional vertical well technology. Cenovus has shifted to horizontal drilling in its development programs with a view to unlock the vast resource potential in the tight sand plays.

The primary processing facility in the area is the Cenovus-operated Elmworth plant. The Corporation holds significant working interests in four other major natural gas processing facilities in the region. In 2018, Cenovus's net production in Elmworth-Wapiti averaged 41,927 barrels of oil equivalent per day (27,868 barrels of oil equivalent per day in 2017).

Kaybob-Edson

As of December 31, 2018, Cenovus held leasehold rights of approximately 728,000 net acres in the Kaybob-Edson area, which is situated in west-central Alberta. Target development is in the Triassic and Lower Cretaceous formations where successful industry drilling has proven the resource potential of those formations in lands offsetting Cenovus acreage. In the Kaybob-Edson area, natural gas processing is primarily controlled by midstream operators and other oil and gas companies.

Cenovus has secured longer term contracts to manage both existing base and new-development volumes. Additionally, Cenovus operates natural gas processing facilities in the area, including the Peco and Wolf plants. Net production in Kaybob-Edson averaged 40,476 barrels of oil equivalent per day in 2018 (24,819 barrels of oil equivalent per day in 2017).

Clearwater

The Clearwater area is situated in west-central Alberta, south of Kaybob-Edson. As of December 31, 2018, Cenovus held leasehold rights of approximately 809,000 net acres. Cenovus's assets in the Clearwater area are characterized by multi-horizon, Cretaceous and Jurassic reservoirs at depths ranging from 1,900 meters to 3,000 meters, all with high NGL content in a predominantly gas prone area. This is a mature area historically developed with conventional vertical well technology, providing Cenovus with a series of lower risk horizontal drilling development programs. Cenovus operates natural gas processing facilities in the area, including the Sand Creek and Alder plants. Average net production was 37,855 barrels of oil equivalent per day in 2018 (20,805 barrels of oil equivalent per day in 2017).

Capital Investment

In 2018, capital investment of $211 million focused on utilizing existing infrastructure through drilling low risk and high liquids yielding wells and de-risking resource potential. Development focused on all three operating areas including the drilling of 15 net horizontal wells, completing 21 net wells and bringing 25 net wells on production. Additional capital was allocated to facilities and infrastructure to support production in our core development areas. The Elmworth-Wapiti operating area focused on drilling four net horizontal production wells with six net completions. The Kaybob-Edson operating area focused on drilling eight net horizontal production wells and 11 net completions. The Clearwater operating area focused on drilling three net horizontal production wells and four net completions.

In 2019, Deep Basin capital investment is forecast to be between $50 million and $75 million to align with the new Deep Basin Development plan.

REFINING AND MARKETING

Cenovus's Refining and Marketing segment includes its U.S. refining non-operator ownership interests and operations involved in the coordination of Cenovus's marketing and transportation initiatives to optimize the value received for its products.

Refining

The refining interests allow Cenovus to capture the value from crude oil production through to refined products, such as diesel, gasoline and jet fuel, to partially mitigate volatility associated with regional North American light/heavy crude oil price differential fluctuations.

Through WRB, Cenovus has a 50 percent ownership interest in both the Wood River and Borger refineries located in Roxana, Illinois and Borger, Texas, respectively. Phillips 66, an unrelated U.S.

public company, is the operator and managing partner of WRB. WRB has a management committee, which is composed of three Cenovus representatives and three Phillips 66 representatives, with each company holding equal voting rights. The refineries have a combined stated processing capacity of approximately 460,000 gross barrels per day of crude oil in 2018, including heavy crude oil processing capability of up to 255,000 gross barrels per day. In addition, the Borger Refinery has an NGL fractionation facility with a capacity of 45,000 gross barrels per day. Effective January 1, 2019, the crude oil process capacity will increase to 482,000 gross barrels per day as a result of setting new maximum demonstrated rates in 2018.

The following table summarizes the key operational results for the refineries in the periods indicated:

Refinery Operations[1]	2018	2017
Crude Oil Capacity (Mbbls/d)[2]	**460**	460
Crude Oil Runs (Mbbls/d)	**446**	442
Heavy Oil	**191**	202
Light and Medium Oil	**255**	240
Crude Utilization (%)	**97**	96
Refined Products (Mbbls/d)		
Gasoline	**233**	238
Distillates	**156**	149
Other	**81**	83
Total	**470**	470

(1) Represents 100 percent of Wood River and Borger Refinery operations.
(2) Effective January 1, 2019, the nameplate capacity increased to 482,000 gross barrels per day.

Wood River Refinery

Wood River Refinery ranks in the top 10 percent of approximately 130 refineries in the U.S., based on total crude oil capacity. It is located in Roxana, Illinois, approximately 25 kilometers northeast of St. Louis, Missouri. Wood River Refinery processes light low-sulphur and heavy high-sulphur crude oil that it receives from North American crude oil pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as coke and asphalt. The gasoline and diesel are transported via pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.

Wood River Refinery's stated crude oil processing capacity for 2018 was 314,000 gross barrels per day. Due to new maximum demonstrated rates in 2018, Wood River's nameplate oil processing capacity will be increased to 333,000 barrels per day effective January 1, 2019. Wood River's total heavy crude oil processing capacity continues to be 220,000 gross barrels per day. In 2018, approximately 60 percent of the crude oil processed at Wood River Refinery consisted of Canadian heavy crude oil.

Borger Refinery

Borger Refinery is located in Borger, Texas, approximately 80 kilometers north of Amarillo, Texas. Borger Refinery processes mainly medium and heavy high-sulphur crude oil, and NGLs that it receives from North American pipeline systems to produce gasoline, diesel and jet fuel along with NGLs and solvents. The refined products are transported via pipelines to markets in Texas, New Mexico, Colorado and the U.S. Mid-Continent.

Borger Refinery's stated crude oil processing capacity for 2018 was 146,000 gross barrels per day, including 35,000 gross barrels per day of heavy crude oil. Due to new maximum demonstrated rates in 2018, Borger's nameplate oil processing capacity will be increased to 149,000 barrels per day effective January 1, 2019. Borger Refinery also has an NGL fractionation facility with stated capacity of 45,000 gross barrels per day.

Capital Investment

In 2018, capital investment at both Wood River and Borger was $204 million net, focused on reliability and maintenance, and yield improvement projects. 2019 capital spending is forecast to be $225 million to $250 million net with the same focus as 2018.

Marketing

Cenovus's marketing activities are focused on optimizing netbacks of its production and asset base across crude oil, condensate, natural gas, and NGLs.

As part of managing market risk arising from optimization activities, Cenovus enters into financial transactions. Details of these transactions in 2018 are provided in the notes to the Corporation's annual audited Consolidated Financial Statements for the year ended December 31, 2018.

Transportation

Cenovus continues to focus on near, mid, and long-term strategies to optimize netbacks for its production. As at December 31, 2018, Cenovus has entered into various transportation and storage commitments totaling $23 billion, $14 billion of which relate to pipelines that are in approval or construction phases, but are not yet in service. With our committed capacity on pipeline projects, Cenovus has substantial potential future pipeline capacity to the West Coast and U.S. Gulf Coast. In addition, Cenovus signed three-year agreements with major rail companies to transport approximately 100,000 barrels per day of heavy crude oil from northern Alberta to various destinations on the U.S. Gulf Coast.

The Corporation's portfolio of transportation commitments includes feeder pipelines from its production areas to the major Alberta trade centres, major pipelines to markets downstream of these centres and rail transportation agreements. Other transportation commitments are primarily related to diluent supply, railcar transportation as well as tankage and terminalling of both crude oil blend and condensate volumes.

Cenovus's transportation portfolio also includes a crude-by-rail terminal located at Bruderheim, Alberta that is connected to the rail lines of Canadian National Railway and Canadian Pacific Railway and allows crude oil to be delivered to major demand centres across Canada and the United States. Rail volumes loaded at the facility averaged approximately 74,000 barrels of crude oil per day in December 2018, compared with an average of approximately 19,000 barrels of crude oil per day in the first half of 2018.

CONVENTIONAL (DISCONTINUED OPERATIONS)

In the second quarter of 2017, Cenovus announced its intention to divest of its Conventional segment. The majority of its Conventional assets were sold in 2017. The remaining assets, being the Suffield crude oil and natural gas operations in southern Alberta, were sold on January 5, 2018.

COMPETITIVE CONDITIONS

All aspects of the oil and gas industry are highly competitive. For further information on the competitive conditions affecting Cenovus, refer to the section entitled "Risk Management and Risk Factors – Operational Considerations" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF.

ENVIRONMENTAL PROTECTION

All phases of crude oil, natural gas and refining operations are subject to environmental regulation pursuant to a variety of Canadian and U.S. federal, provincial, territorial, state and municipal laws and regulations (collectively, the "environmental regulations"). For further information on the environmental regulations affecting Cenovus, refer to the section entitled "Risk Management and Risk Factors – Significant Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF.

CORPORATE RESPONSIBILITY POLICIES

Cenovus has established policies and practices relating to the conduct of business in a safe, healthy, ethical, legal and environmentally, socially and fiscally responsible manner. Cenovus's commitment in these areas is reflected in two key policies, Cenovus's Code of Business Conduct & Ethics (the "Code") and Corporate Responsibility Policy (the "CR Policy"). These policies apply to directors and all employees, as well as contractors and suppliers who conduct activities for, or on behalf of, Cenovus. Individuals subject to both policies are accountable for applying them to their own conduct and work. Each employee and director is also asked to regularly review the policies to confirm they understand their individual responsibilities and that they conform to the requirements of both policies.

The Code addresses the identification and management of ethical situations and provides guidance in making ethical business decisions. The Code specifically references the following matters: (a) compliance with laws and regulations; (b) corporate opportunities; (c) conflict of interests; (d) fraud and other similar irregular activities; (e) confidentiality and disclosure; (f) safety, environmental and corporate responsibility; (g) acceptable uses of Cenovus's systems and assets; (h) inducements and gifts; (i) political and lobbying activities; (j) fair dealing; (k) acquisition and supply of goods and services; (l) books and records accuracy; (m) accounting, auditing or disclosure concerns; and (n) human rights and harassment.

The CR Policy addresses Cenovus business conduct to help ensure the Corporation's activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The CR Policy specifically references the following matters: (a) leadership; (b) corporate governance and business practices; (c) people; (d) environmental performance; (e) stakeholder and Aboriginal engagement; and (f) community involvement and investment.

With respect to the environment specifically, the CR Policy provides that Cenovus recognizes the importance of: integrating an environmental perspective into Cenovus's business activities; applying risk management throughout its operations to mitigate environmental impact; and pursuing improvements in environmental performance through technology investment and other means.

With respect to social aspects, the CR Policy provides that Cenovus recognizes the importance of: conducting its business with respect and care for the people and communities affected by its activities, noting the Corporation's commitment to safety and support for the principles of the Universal Declaration of Human Rights; engaging stakeholders, including Aboriginal communities, in a manner based on honesty, trust and respect; and developing and maintaining positive relationships with the communities within which Cenovus operates by, among other means, striving to provide economic and social development opportunities and community investment programs that facilitate capacity-building opportunities.

In addition to the Code and CR Policy, Cenovus has established other policies and practices that in some instances relate to environmental and or social aspects of Cenovus's business. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of legislation or any Cenovus policy, through the Corporation's anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner, or a member of an investigations committee.

The aforementioned policies are accessible on the Corporation's website at cenovus.com, as is Cenovus's Corporate Responsibility Report ("CR Report"). The CR Report is published annually to detail the Corporation's management efforts and performance across the above noted areas within Cenovus's CR Policy, as well as other environment, social and governance topics that are important to its stakeholders.

EMPLOYEES

The following table summarizes Cenovus's full-time equivalent ("FTE") employees as at December 31, 2018:

	FTE Employees
Upstream	1,464
Downstream	69
Corporate	731
Total	2,264

Cenovus also engages contractors and service providers. Refer to the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information on employee and other workforce related risks affecting Cenovus.

FOREIGN OPERATIONS

Cenovus, and its reportable segments, are not dependent upon foreign operations outside North America. As a result, the Corporation's exposure to risks and uncertainties in countries considered politically and economically unstable is limited. Any future operations outside North America may be adversely affected by changes in government policy, social instability or other political or economic developments which are not within Cenovus's control, including the expropriation of property, the cancellation or modification of contract rights and restrictions, and imposing additional taxes on operations or repatriation of cash. Refer to the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF, for information on foreign exchange rate matters affecting Cenovus.

RISK FACTORS

A discussion of risk factors can be found in the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Corporation's reserves in accordance with NI 51-101.

The Corporation's reserves are located in Alberta and British Columbia, Canada. Cenovus retained two independent qualified reserves evaluators ("IQREs"),

McDaniel & Associates Consultants Ltd. ("McDaniel") and GLJ Petroleum Consultants Ltd. ("GLJ"), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined ("light and medium oil"), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 93 percent of Cenovus's proved reserves, all located in Alberta, and GLJ evaluated approximately seven percent of the Corporation's proved reserves, located in Alberta and British Columbia.

The reserves committee (the "Reserves Committee") of Cenovus's board of directors (the "Board"), composed of independent directors, reviews the qualifications and appointment of the IQREs, the procedures relating to the disclosure of information with respect to oil and gas activities and the procedures for providing information to the IQREs. The Reserves Committee meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affect the ability of the IQREs to report on the reserves data without reservation. In addition, the Reserves Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.

Cenovus's bitumen reserves will be recovered and produced using SAGD technology. SAGD involves injecting steam into horizontal wells drilled into the bitumen formation and recovering heated bitumen and water from producing wells located below the injection wells. This technique has a surface footprint comparable to conventional oil production. Cenovus has no bitumen reserves that require mining techniques to recover the bitumen.

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in "Additional Notes to Reserves Data Tables", "Definitions" and "Pricing Assumptions" in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. See the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

The reserves data and other oil and gas information contained in this AIF is dated February 12, 2019, with an effective date of December 31, 2018. McDaniel's preparation date of the information is January 23, 2019 and GLJ's preparation date is January 15, 2019.

DISCLOSURE OF RESERVES DATA

The reserves data presented summarizes the Corporation's bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves and the net present values ("NPV") and future net revenue ("FNR") for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, G&A expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis. For the purposes of this disclosure, references to "Company" are to Cenovus Energy Inc.

Summary of Company Interest Oil and Gas Reserves as at December 31, 2018
(Forecast prices and costs)

Before Royalties[1]	Bitumen[2] (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas[3] (Bcf)	Total (MMBOE)
Proved Reserves					
Developed Producing	626	10	55	1,152	883
Developed Non-Producing	219	1	2	37	228
Undeveloped	3,986	1	15	324	4,056
Proved Reserves	4,831	12	72	1,513	5,167
Probable Reserves	1,598	5	44	1,041	1,821
Proved plus Probable Reserves	6,429	17	116	2,554	6,988

After Royalties[4]	Bitumen[2] (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas[3] (Bcf)	Total (MMBOE)
Proved Reserves					
Developed Producing	465	9	46	1,076	699
Developed Non-Producing	161	-	2	36	170
Undeveloped	2,924	1	12	304	2,988
Proved Reserves	3,550	10	60	1,416	3,857
Probable Reserves	1,134	5	37	960	1,335
Proved plus Probable Reserves	4,684	15	97	2,376	5,192

(1) Before royalties excludes royalty interest reserves.
(2) Includes heavy crude oil that is not material representing less than 1% of total bitumen on a proved plus probable basis.
(3) Includes shale gas that is not material representing 4% of total conventional natural gas on a proved plus probable basis.
(4) Includes royalty interest reserves.

Summary of Net Present Value of Future Net Revenue as at December 31, 2018
(Forecast prices and costs)

	Discounted at %/year ($ millions)					Unit Value Discounted at 10%[1]
Before Income Taxes	0%	5%	10%	15%	20%	$/BOE
Proved Reserves						
Developed Producing	13,826	14,653	12,983	11,440	10,188	18.59
Developed Non-Producing	6,729	4,767	3,531	2,711	2,144	20.81
Undeveloped	125,499	52,692	26,398	15,030	9,370	8.83
Proved Reserves	146,054	72,112	42,912	29,181	21,702	11.13
Probable Reserves	60,740	22,042	10,255	5,883	3,900	7.68
Proved plus Probable Reserves	206,794	94,154	53,167	35,064	25,602	10.24

	Discounted at %/year ($ millions)				
After Income Taxes [2]	0%	5%	10%	15%	20%
Proved Reserves					
Developed Producing	10,883	12,138	10,923	9,696	8,681
Developed Non-Producing	4,958	3,490	2,572	1,967	1,551
Undeveloped	92,017	38,104	18,764	10,483	6,392
Proved Reserves	107,858	53,732	32,259	22,146	16,624
Probable Reserves	43,700	15,842	7,344	4,195	2,770
Proved plus Probable Reserves	151,558	69,574	39,603	26,341	19,394

(1) Unit values have been calculated using Company Interest After Royalties reserves.
(2) Values are calculated by considering existing tax pools and tax circumstances for Cenovus and its subsidiaries in the consolidated evaluation of Cenovus's oil and gas properties, and take into account current federal and provincial tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, please see the Corporation's Consolidated Financial Statements and MD&A for the year ended December 31, 2018.

Total Future Net Revenue (undiscounted) as at December 31, 2018
(Forecast prices and costs - $ millions)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs[1]	Future Net Revenue Before Future Income Taxes	Future Income Taxes	Future Net Revenue After Future Income Taxes
Proved Reserves	347,651	92,140	68,261	34,009	7,187	146,054	38,196	107,858
Proved plus Probable Reserves	483,705	130,437	89,646	48,647	8,181	206,794	55,236	151,558

(1) Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.

Future Net Revenue by Product Type as at December 31, 2018
(Forecast prices and costs)

Reserves Category	Product Types	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value Discounted at 10%/year[1] ($/BOE)
Proved Reserves	Bitumen[2]	41,343	11.65
	Light and Medium Oil[3]	341	17.13
	Conventional Natural Gas[4]	1,228	4.28
	Total	42,912	11.13
Proved plus Probable Reserves	Bitumen[2]	50,499	10.78
	Light and Medium Oil[3]	471	15.66
	Conventional Natural Gas[4]	2,197	4.59
	Total	53,167	10.24

(1) Unit values have been calculated using Company Interest After Royalties reserves.
(2) Includes heavy crude oil that is not material.
(3) Includes solution gas and other byproducts.
(4) Includes shale gas, byproducts, but excludes solution gas.

Additional Notes to Reserves Data Tables

- The estimates of FNR presented do not represent fair market value.

- FNR from reserves excludes cash flows related to Cenovus's risk management activities.

- For disclosure purposes, Cenovus has included heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material.

- In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus's existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

- BOE estimates and tables may not sum due to rounding.

Definitions

1. **After Royalties** means volumes after deduction of royalties and includes royalty interest reserves.

2. **Before Royalties** means volumes before deduction of royalties and excludes royalty interest reserves.

3. **Company Interest** means, in relation to production, reserves, resources and property, the interest (operating or non-operating) held by Cenovus.

4. **Gross** means: (a) in relation to wells, the total number of wells in which Cenovus has an interest; and (b) in relation to properties, the total acreage of properties in which Cenovus has an interest.

5. **Net** means: (a) in relation to wells, the number of wells obtained by aggregating Cenovus's working interest in each of its gross wells; and (b) in relation to Cenovus's interest in a property, the total acreage in which it has an interest multiplied by its working interest.

6. **Reserves** are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.

Reserves are classified according to the degree of certainty associated with the estimates:

- **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

- **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserves categories may be divided into developed and undeveloped categories:

- **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:

  o **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  o **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

- **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Pricing Assumptions

The forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts ("IQRE Average Forecast") by McDaniel, GLJ and Sproule Associates Limited ("Sproule") and is used to estimate FNR associated with the reserves disclosed herein. The IQRE Average Forecast is dated January 1, 2019. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. For historical prices realized during 2018, see "Production History" in this AIF.

	Oil and Liquids				**Natural Gas**		
Year	**WTI Cushing Oklahoma** (US$/bbl)	**Edmonton Par Price 40 API** (C$/bbl)	**Western Canadian Select** (C$/bbl)	**Edmonton C5+** (C$/bbl)	**AECO Gas Price** (C$/MMBtu)	**Inflation Rate** (%/year)	**Exchange Rate** (US$/C$)
2019	58.58	67.30	51.55	70.10	1.88	0.0	0.757
2020	64.60	75.84	59.58	79.21	2.31	2.0	0.782
2021	68.20	80.17	65.89	83.33	2.74	2.0	0.797
2022	71.00	83.22	68.61	86.20	3.05	2.0	0.803
2023	72.81	85.34	70.53	88.16	3.21	2.0	0.807
2024	74.59	87.33	72.34	90.20	3.31	2.0	0.808
2025	76.42	89.50	74.31	92.43	3.39	2.0	0.808
2026	78.40	91.89	76.44	94.87	3.46	2.0	0.808
2027	79.98	93.76	78.10	96.80	3.54	2.0	0.808
2028	81.59	95.68	79.81	98.79	3.62	2.0	0.808
2029	83.22	97.57	81.40	100.74	3.69	2.0	0.808
2030+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.808

Future Development Costs

The following table outlines undiscounted future development costs deducted in the estimation of FNR for the years indicated:

Reserves Category ($ millions)	**2019**	**2020**	**2021**	**2022**	**2023**	**Remainder**	**Total**
Proved Reserves	822	638	1,138	1,515	1,001	28,895	34,009
Proved plus Probable Reserves	854	716	1,185	1,747	1,417	42,728	48,647

Cenovus believes that existing cash balances, internally generated cash flows, existing credit facility, management of its asset portfolio and access to capital markets will be sufficient to fund the Corporation's future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Corporation's FNR.

The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Reserves Reconciliation

The following tables provide a reconciliation of Company Interest Before Royalties reserves for bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas and shale gas for the year ended December 31, 2018, presented using forecast prices and costs. All reserves are located in Canada.

Proved	Bitumen[1] (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas[2] (Bcf)	Total (MMBOE)
As at December 31, 2017	4,765	13	103	2,109	5,232
Extensions and Improved Recovery	131	2	11	210	179
Discoveries	-	-	-	-	-
Technical Revisions	81	-	(3)	(29)	74
Economic Factors	-	-	-	-	-
Acquisitions	-	-	-	-	-
Dispositions	(13)	(1)	(30)	(582)	(141)
Production[3]	(133)	(2)	(9)	(195)	(177)
As at December 31, 2018	4,831	12	72	1,513	5,167

Probable	Bitumen[1] (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas[2] (Bcf)	Total (MMBOE)
As at December 31, 2017	1,645	6	68	1,147	1,910
Extensions and Improved Recovery	(26)	1	14	305	41
Discoveries	-	-	-	-	-
Technical Revisions	(17)	(2)	(5)	(109)	(42)
Economic Factors	-	-	-	-	-
Acquisitions	-	-	-	-	-
Dispositions	(4)	-	(33)	(302)	(88)
Production[3]	-	-	-	-	-
As at December 31, 2018	1,598	5	44	1,041	1,821

Proved plus Probable	Bitumen[1] (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas[2] (Bcf)	Total (MMBOE)
As at December 31, 2017	6,410	19	171	3,256	7,142
Extensions and Improved Recovery	105	3	25	515	220
Discoveries	-	-	-	-	-
Technical Revisions	64	(2)	(8)	(138)	32
Economic Factors	-	-	-	-	-
Acquisitions	-	-	-	-	-
Dispositions	(17)	(1)	(63)	(884)	(229)
Production[3]	(133)	(2)	(9)	(195)	(177)
As at December 31, 2018	6,429	17	116	2,554	6,988

(1) Includes heavy crude oil that is not material.
(2) Includes shale gas that is not material.
(3) Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, Company Interest Before Royalties production used for the reserves reconciliation above includes Cenovus's share of gas volumes provided to FCCL for steam generation, but does not include royalty interest production.

Bitumen proved reserves increased by 66 million barrels as additions from the recognition of lower continuous net pay thickness cut-offs in Oil Sands and a minor AER approved area expansion at Foster Creek, as well as improved performance in Oil Sands more than offset reductions due to the divestiture of Suffield (heavy crude oil) and production;

Bitumen proved plus probable reserves increased by 19 million barrels as additions due to the recognition of lower continuous net pay thickness cut-offs and improved performance in Oil Sands were partially offset by reductions due to the divestiture of Suffield (heavy crude oil) and production;

Light and medium oil proved reserves and proved plus probable reserves decreased by one million barrels and two million barrels, respectively, as minor additions were more than offset by reductions due to the divestiture of Cenovus Pipestone Partnership and production;

NGLs proved and proved plus probable reserves decreased by 31 million barrels and 55 million barrels, respectively, as additions attributed to Deep Basin development were more than offset by reductions due to the divestiture of Cenovus Pipestone Partnership, technical revisions attributed to changes to future Deep Basin development plans, and production; and

Conventional natural gas proved and proved plus probable reserves decreased by 596 billion cubic feet and 702 billion cubic feet, respectively, as additions attributed to Deep Basin development were more than offset by reductions due to the divestiture of Cenovus Pipestone Partnership, technical revisions attributed to changes to future Deep Basin development plans, and production.

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook. In general, proved undeveloped reserves are scheduled to be developed within the next one to 50 years.

The asset transactions of 2018 shifted the portfolio mix of reported product types. The undeveloped tables presented here reflect the product type groups reported above, specifically, bitumen includes heavy crude oil and conventional natural gas includes shale gas, for the years 2016, 2017, 2018 and for the period prior to 2016. The 2017 dispositions and the 2018 dispositions of the Suffield asset and Cenovus Pipestone Partnership ensure that heavy crude oil and shale gas reserves are no longer material to the Corporation.

Company Interest Proved Undeveloped – Before Royalties

	Bitumen[2] (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas[3] (Bcf)		Total (MMBOE)	
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
Prior[1]	2,375	1,890	71	19	-	-	305	4	2,497	1,910
2016	185	2,020	-	15	-	-	-	5	185	2,036
2017	2,051	3,928	1	1	33	33	449	449	2,159	4,036
2018	197	3,986	1	1	7	15	159	324	233	4,056

(1) Prior First Attributed NGLs volumes included in light and medium oil.
(2) Includes heavy crude oil that is not material.
(3) Includes shale gas that is not material.

Company Interest Probable Undeveloped – Before Royalties

	Bitumen[2] (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas[3] (Bcf)		Total (MMBOE)	
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
Prior[1]	2,021	1,126	44	14	-	-	63	8	2,075	1,141
2016	10	981	-	15	-	-	-	9	10	998
2017	771	1,550	2	2	46	46	640	640	925	1,704
2018	30	1,502	2	2	15	25	365	619	108	1,632

(1) Prior First Attributed NGLs volumes included in light and medium oil.
(2) Includes heavy crude oil that is not material.
(3) Includes shale gas that is not material.

DEVELOPMENT OF PROVED AND PROBABLE UNDEVELOPED RESERVES

Bitumen

At the end of 2018, Cenovus had proved undeveloped bitumen reserves of 3,986 million barrels Before Royalties, or approximately 83 percent of the Corporation's proved bitumen reserves. Of Cenovus's 1,598 million barrels of probable bitumen reserves, 1,502 million barrels, or approximately 94 percent, are undeveloped. The evaluation of these reserves anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.

Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.

Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to have demonstrated to a high degree of certainty the presence of the bitumen in commercially recoverable volumes. McDaniel's standard for sufficient drilling in the McMurray formation is a minimum of eight stratigraphic wells per section with 3D seismic, or 16 stratigraphic wells per section with no seismic. Additionally, all requisite legal and regulatory approvals must have been obtained, operator funding approvals must be in place, and a reasonable development timetable must be established. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.

Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. Reserves will be classified as probable if the number of wells drilled falls between the stratigraphic well requirements for proved reserves and for probable reserves, or if the reserves are located outside of an approved development plan area, but within an approved project area. McDaniel's standard for probable reserves is a minimum of four stratigraphic wells per section. If reserves lie outside the approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.

Development of the proved Foster Creek and Christina Lake undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the project scheduled to be on stream between 2020 and 2025. The forecast production of Cenovus's proved bitumen reserves extends approximately 50 years, based on existing facilities. Production of the current proved developed portion is estimated to take approximately 21 years.

Light and Medium Oil, NGLs and Conventional Natural Gas

Cenovus's Deep Basin Assets proved undeveloped and proved plus probable undeveloped reserves are approximately one percent and three percent of the Corporation's proved and proved plus probable reserves, respectively. Cenovus plans to develop the Deep Basin Assets proved and proved plus probable undeveloped reserves over the next ten years.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting reserves data, see the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

The following tables summarize Cenovus's interests in producing and non-producing wells, as at December 31, 2018:

	Oil		Gas		Total	
Producing Wells	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil Sands[1]	501	501	197	197	698	698
Deep Basin[2]	575	342	3,882	2,726	4,457	3,068
Total	1,076	843	4,079	2,923	5,155	3,766

(1)   All producing Oil Sands wells are located in Alberta.
(2)   Includes 4,041 gross producing wells (2,745 net producing wells) located in Alberta; 416 gross producing wells (323 net producing wells) located in British Columbia.

	Oil		Gas		Total	
Non-Producing Wells[1]	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil Sands[2]	197	197	172	172	369	369
Deep Basin[3]	249	182	570	482	819	664
Total	446	379	742	654	1,188	1,033

(1)   Non-producing wells include wells which are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells, or wells that have been abandoned.
(2)   All non-producing Oil Sands wells are located in Alberta.
(3)   Includes 790 gross non-producing wells (639 net non-producing wells) located in Alberta; 29 gross non-producing wells (25 net non-producing wells) located in British Columbia.

Cenovus has no material properties with attributed reserves which are capable of producing, but which are not on production.

Exploration and Development Activity

The following tables summarize Cenovus's gross participation and net interest in wells drilled in 2018[1]:

	Oil Sands		Deep Basin		Total	
Wells Drilled	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil	184	177	-	-	184	177
Gas	-	-	22	15	22	15
Dry & Abandoned	-	-	-	-	-	-
Total Canada	184	177	22	15	206	192

(1)   Oil Sands drilled three gross exploration wells (three net wells) in 2018. No exploration wells were drilled in Deep Basin in 2018.

During the year ended December 31, 2018, Oil Sands drilled 129 gross stratigraphic test wells (122 net wells). Deep Basin drilled no stratigraphic test wells.

During the year ended December 31, 2018, seven service wells were drilled within Oil Sands, while no service wells were drilled in Deep Basin.

SAGD well pairs are counted as a single oil producing well in the table above.

For all types of wells except stratigraphic test wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test wells, the calculation is based on the number of bottomhole locations.

Development activities were focused on sustaining bitumen production at Foster Creek and Christina Lake, and the production and re-risking resource potential of the Deep Basin properties.

Properties With No Attributed Reserves

Cenovus has approximately 5.9 million gross acres (4.8 million net acres) of properties in Canada to which no reserves have been specifically attributed. For lands in which Cenovus holds multiple leases under the same surface area, both gross and net areas have been counted for each lease.

Cenovus has rights to explore, develop, and exploit approximately 77,947 net acres that could potentially expire by December 31, 2019, which relate entirely to Crown and freehold land.

Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. See the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF for further discussion of economic and risk factors relevant to Cenovus's properties with no attributed reserves.

Additional Information Concerning Abandonment and Reclamation Costs

The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on management's estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus's working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a

process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.

Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $2,568 million (approximately $511 million, discounted at 10 percent) at December 31, 2018, of which the Corporation expects to pay between $120 million and $170 million in the next three financial years on a portion of the 10,572 net wells.

Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus's proved reserves, approximately $7 billion has been deducted in estimating the FNR, which represents the Corporation's total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

Tax Horizon

The Corporation expects to pay cash income taxes in the United States in 2019. The Corporation does not expect to pay significant cash taxes in Canada during the next three years. These estimates could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels and acquisition and disposition transactions.

Costs Incurred

($ millions)	2018
Acquisitions	
Unproved	16
Proved	325
Total Acquisitions	341
Exploration Costs	55
Development Costs	1,043
Total Costs Incurred	1,439

Forward Contracts

Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. A description of such instruments is provided in the notes to the Corporation's annual audited Consolidated Financial Statements for the year ended December 31, 2018.

Production Estimates

The following table summarizes the 2019 estimated production of Company Interest Before Royalties reserves for all properties held on December 31, 2018 using forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

2019 Estimated Production Forecast Prices and Costs	Proved	Proved plus Probable
Bitumen (bbls/d)[1][2]	347,198	364,027
Light and Medium Oil (bbls/d)	4,668	4,963
NGLs (bbls/d)	20,774	22,630
Conventional Natural Gas (MMcf/d)[3]	439	490
Total (BOE/d)	445,756	473,213

(1) Includes Foster Creek production of 139,583 barrels per day for proved and 146,985 barrels per day for proved plus probable, and Christina Lake production of 206,129 barrels per day for proved and 215,024 barrels per day for proved plus probable.
(2) Includes heavy crude oil that is not material.
(3) Includes shale gas that is not material.

Production History and Per-Unit Results

	2018	Q4	Q3	Q2	Q1
Bitumen[1]					
Total Production (bbls/d)	362,996	326,481	376,672	389,378	359,666
Foster Creek	161,979	155,507	163,939	171,079	157,390
Christina Lake	201,017	170,974	212,733	218,299	202,276
Sales Price ($/bbl)	37.51	11.50	49.38	51.07	34.27
Royalties ($/bbl)	3.54	(1.26)	7.89	5.02	1.75
Transportation and blending ($/bbl)	6.62	7.80	6.13	6.08	6.64
Operating expenses ($/bbl)	7.65	8.03	6.59	7.32	8.78
Netback excluding realized risk management[2]	19.70	(3.07)	28.77	32.65	17.10
Light and Medium Oil					
Total Production (bbls/d)	5,914	5,222	5,670	6,260	6,523
Sales Price ($/bbl)	65.79	43.45	72.83	80.04	64.26
Royalties ($/bbl)	9.22	5.06	12.47	11.33	7.93
Transportation and blending ($/bbl)	2.90	2.75	2.90	2.90	2.99
Operating expenses ($/bbl)	8.04	11.61	6.40	5.08	9.23
Production and mineral taxes ($/bbl)	0.37	-	-	4.47	(2.48)
Netback excluding realized risk management[2]	45.26	24.03	51.06	56.26	46.59
Conventional Natural Gas[3]					
Total Production (MMcf/d)	529	469	520	572	558
Sales Price ($/Mcf)	1.74	2.04	1.31	1.31	2.32
Royalties ($/Mcf)	0.05	0.12	(0.02)	0.01	0.12
Transportation and blending ($/Mcf)	0.27	0.28	0.25	0.24	0.32
Operating expenses ($/Mcf)	1.29	1.67	1.46	0.86	1.26
Production and mineral taxes ($/Mcf)	0.01	-	0.01	0.01	0.01
Netback excluding realized risk management[2]	0.12	(0.03)	(0.39)	0.19	0.61
NGLs					
Total Production (bbls/d)	26,539	22,883	26,600	27,777	28,960
Sales Price ($/bbl)	38.56	31.79	41.40	42.30	37.72
Royalties ($/bbl)	4.05	1.00	2.56	2.84	9.09
Transportation and blending ($/bbl)	2.83	2.56	2.85	2.99	2.87
Operating expenses ($/bbl)	7.98	7.12	9.04	8.82	6.86
Netback excluding realized risk management[2]	23.70	21.11	26.95	27.65	18.90

(1) Heavy crude oil production is not material in 2018 after the January 5, 2018 divestiture of the Suffield asset.
(2) Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. This calculation is consistent with the definition found in the Canadian Oil and Gas Evaluation Handbook. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Netback does not have a standardized meaning as prescribed by IFRS and therefore is considered a non-GAAP measure. As such, it may not be comparable to similar measures presented by other issuers. This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus's most recent MD&A available at cenovus.com. For the reconciliation of the financial components of Netback to the GAAP measure and the sales volumes used in the calculations, see "Netback Reconciliations" in Appendix D.
(3) Includes shale gas that is not material.

Capital Expenditures, Acquisitions and Divestitures

In 2018, Cenovus announced it was marketing a package of non-core assets in the Deep Basin. In the third quarter of 2018, Cenovus completed the sale of Cenovus Pipestone Partnership, which held the natural gas and liquids business in northwestern Alberta, for cash proceeds of $625 million, before closing adjustments. In the fourth quarter of 2018, management decided to discontinue the sales process until market conditions improve.

The following table summarizes Cenovus's net capital investment for 2018 and 2017:

Net Capital Investment

($ millions)	2018	2017
Capital Investment		
Oil Sands		
Foster Creek	**379**	455
Christina Lake	**445**	426
Total	**824**	881
Other Oil Sands	**63**	92
	887	973
Deep Basin[1]	**211**	225
Refining and Marketing	**208**	180
Conventional (Discontinued Operations)	**-**	206
Corporate	**57**	77
Capital Investment	**1,363**	1,661
Acquisitions[2]	**341**	18,388
Divestitures[2]	**(1,375)**	(3,210)
Net Acquisition and Divestiture Activity	**(1,034)**	15,178
Net Capital Investment[3]	**329**	16,839

(1) The Deep Basin Assets were acquired on May 17, 2017.
(2) In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS 3, which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the fair value was $11,604 million at May 17, 2017.
(3) Includes expenditures on: property, plant and equipment; exploration and evaluation assets; and assets held for sale.

DIVIDENDS

The declaration of dividends is at the sole discretion of Cenovus's Board and is considered each quarter. The Board has approved a first quarter dividend of $0.05 per share payable on March 29, 2019 to holders of Common Shares of record as of March 15, 2019. Readers should also refer to the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

Cenovus paid the following dividends over the last three years:

Dividends Paid

($ per share)	Year	Q4	Q3	Q2	Q1
2018	0.20	0.05	0.05	0.05	0.05
2017	0.20	0.05	0.05	0.05	0.05
2016	0.20	0.05	0.05	0.05	0.05

DESCRIPTION OF CAPITAL STRUCTURE

Cenovus is authorized to issue an unlimited number of Common Shares and First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding Common Shares. As at December 31, 2018, there were approximately 1,228.8 million Common Shares and no First or Second Preferred Shares outstanding.

COMMON SHARES

The holders of Common Shares are entitled to: (i) receive dividends if, as and when declared by Cenovus's Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of the Corporation's assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

PREFERRED SHARES

Preferred Shares may be issued in one or more series. Cenovus's Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of Preferred Shares are not entitled to vote at any meeting of shareholders, but may be entitled to vote if the Corporation fails to pay dividends on that series of Preferred Shares. The First Preferred Shares are entitled to priority over the Second Preferred Shares and the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus's affairs. The aggregate number of Preferred Shares issued by the Corporation may not exceed 20 percent of the aggregate number of Common Shares then outstanding.

SHAREHOLDER RIGHTS PLAN

Cenovus has a shareholder rights plan (the "Shareholder Rights Plan") which was adopted in 2009, and creates a right that attaches to each issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus's Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by the Corporation's Board) and before certain expiration times, to acquire Common Shares at 50 percent of the market price at the time of exercise. The Shareholder Rights Plan was reconfirmed at the 2018 annual and special meeting of shareholders and must be reconfirmed by the Corporation's shareholders every three years.

DIVIDEND REINVESTMENT PLAN

Cenovus has a dividend reinvestment plan which permits holders of Common Shares to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. At the discretion of the Corporation, the additional Common Shares may be issued from treasury at the volume weighted average price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) traded on the Toronto Stock Exchange ("TSX") during the last five trading days preceding the relevant dividend payment date or purchased on the market.

EMPLOYEE STOCK OPTION PLAN

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise options to purchase Common Shares. For more information with respect to options to purchase Common Shares of Cenovus ("Options"), and Common Shares issued upon the exercise of Options, see the "Share Capital" and "Stock-based Compensation Plans" Notes in Cenovus's 2018 audited Consolidated Financial Statements (the "Annual Financial Statements"), which sections of the Annual Financial Statements are incorporated by reference into this AIF, for further information.

RATINGS

The following information relating to Cenovus's credit ratings is provided as it relates to the Corporation's financing costs and liquidity. Specifically, credit ratings affect Cenovus's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus's debt by the Corporation's rating agencies or a negative change in its ratings outlook could adversely affect Cenovus's cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information.

The following table outlines the current ratings and outlooks of Cenovus's debt:

	S&P Global Ratings ("S&P")	Moody's Investors Service ("Moody's")	DBRS Limited ("DBRS")	Fitch Ratings Inc. ("Fitch")
Senior Unsecured Long-Term Rating	BBB	Ba1	BBB	BBB-
Outlook/Trend	Stable	Stable	Negative	Stable

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a "+" or "-" designation after a rating indicates

the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A "Stable" outlook indicates that a rating is not likely to change.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba1 by Moody's is within the fifth highest of nine categories and is assigned to debt securities which are considered speculative-grade and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category. A designation of Stable indicates a low likelihood of a rating change over the medium term.

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable protection of principal and interest. Issuers in this category are fairly susceptible to adverse changes in financial and economic conditions. The capacity for payment of financial obligations is considered acceptable. Entities in the BBB category may be vulnerable to future events. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. Rating trends provide guidance in respect of DBRS's opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories - "Positive", "Stable" or "Negative". The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed.

Fitch's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is within the fourth highest of 11 categories and is assigned to debt securities considered to be of good credit quality.

BBB ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: "Positive", "Negative", "Stable" or "Evolving". Rating outlooks reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. The majority of Fitch's outlooks are Stable, which is consistent with the historical migration experience of ratings over a one to two year period. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook, if circumstances warrant such an action. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving.

Throughout the last two years, Cenovus has made payments to each of S&P, Moody's, DBRS and Fitch related to the rating of the Corporation's debt. Additionally, Cenovus has purchased products and services from S&P, Moody's, DBRS and Fitch.

MARKET FOR SECURITIES

All of the outstanding Common Shares are listed and posted for trading on the TSX and the New York Stock Exchange ("NYSE") under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2018:

	TSX					NYSE			
	Share Price Trading Range					Share Price Trading Range			
	High	Low	Close	Share Volume		High	Low	Close	Share Volume
	($ per share)			(thousands)		(US$ per share)			(thousands)
January	13.93	11.53	11.73	160,389		11.11	9.20	9.55	75,847
February	11.88	9.03	9.34	205,803		9.65	7.15	7.30	101,303
March	11.62	9.12	10.97	176,418		9.00	7.09	8.54	84,240
April	13.30	10.58	12.86	232,289		10.54	8.17	10.03	112,913
May	14.65	12.72	13.68	247,491		11.47	9.90	10.54	93,419
June	13.85	12.09	13.65	174,728		10.69	9.11	10.38	78,420
July	14.84	12.87	13.05	138,963		11.29	9.85	10.04	55,243
August	13.50	11.53	12.10	164,277		10.40	8.77	9.31	73,291
September	13.12	10.87	12.97	153,912		10.15	8.25	10.03	72,028
October	13.63	10.59	11.14	168,693		10.65	8.06	8.46	96,983
November	12.15	9.12	9.82	225,027		9.28	6.89	7.38	100,742
December	11.46	8.74	9.60	167,624		8.43	6.15	7.03	83,289

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The following individuals are directors of Cenovus as at December 31, 2018.

Name and Residence	Director Since[1]	Principal Occupation During the Past Five Years
Susan F. Dabarno[2,4,5] Bracebridge, Ontario, Canada	2017 Independent	Ms. Dabarno is a director of Manulife Financial Corporation. Ms. Dabarno has extensive wealth management and financial expertise and served as Executive Chair of Richardson Partners Financial Limited ("Richardson"), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer from June 2003 to October 2009. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc.
Patrick D. Daniel[7] Calgary, Alberta, Canada	2009 (Chair) Independent	Mr. Daniel has served as the Chair of Cenovus's Board since April 2017. He is a director of Canadian Imperial Bank of Commerce. Mr. Daniel served as Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company from 2013 to 2018; a director of Capital Power Corporation, a publicly traded North American power producer from February 2015 to April 2018; and a director of Enbridge Inc. ("Enbridge"), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as Chief Executive Officer from February 2012 to October 2012, as President & Chief Executive Officer from January 2001 to February 2012 and as President and Chief Operating Officer from September 2000 to January 2001.
Harold N. Kvisle[2,4,6] Calgary, Alberta, Canada	2018 Independent	Mr. Kvisle is Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director and Chairman of Finning International Inc., a publicly traded heavy equipment company. He served as a director of Cona Resources Ltd. ("Cona"), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund. Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc., a publicly traded oil and gas company, from September 2012 to May 2015 and as a director from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation ("TransCanada"), a publicly traded pipeline and power company. Prior to joining TransCanada in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.
Steven F. Leer[3,4,5] Boca Grande, Florida, United States	2015 Independent	Mr. Leer is a lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider; non-executive Chairman of the Board of USG Corporation ("USG"), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as a director of USG from June 2005 to January 2012 and was lead director from January 2012 to November 2016. Mr. Leer also served as Chairman of Arch Coal, Inc. ("Arch Coal"), a publicly traded coal producing company, from April 2006 to April 2014 and served as a director of Arch Coal and its predecessor company from 1992. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012.

Name and Residence	Director Since[1]	Principal Occupation During the Past Five Years
Keith A. MacPhail[3,4,5] Calgary, Alberta, Canada	2018 Independent	Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation ("Bonavista"), a publicly traded oil and gas company; a director and Chairman of NuVista Energy Ltd., a publicly traded oil and gas company; and serves on the board of directors of a private company. Mr. MacPhail served as Executive Chairman of Bonavista from 2012 to 2018; as Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista Petroleum Ltd. in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.
Richard J. Marcogliese[3,6] Alamo, California, United States	2016 Independent	Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company. He served as Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and served as Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016.
Claude Mongeau[2,4,6] Montreal, Quebec, Canada	2016 Independent	Mr. Mongeau is a director of The Toronto-Dominion Bank and TELUS Corporation. Mr. Mongeau served as a director of Canadian National Railway Company ("CN"), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he also served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009, and held various increasingly senior positions from the time he joined in 1994. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and Chairman of the Board of the Railway Association of Canada.
Alexander J. Pourbaix[8] Calgary, Alberta, Canada	2017	Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017 and is a director of Trican Well Service Ltd. Mr. Pourbaix served as Chief Operating Officer of TransCanada Corporation ("TransCanada"), a publicly traded energy infrastructure company, from October 2015 to April 2017. During his tenure with TransCanada, he also served as Executive Vice-President and President, Development from March 2014 to September 2015 and President, Energy & Oil Pipelines from July 2010 to February 2014, and held various increasingly senior positions from the time he joined TransCanada in 1994. Mr. Pourbaix was a member and past Board Chair for the Canadian Energy Pipeline Association.
Charles M. Rampacek[3,6] Fredericksburg, Texas, United States	2009 Independent	Mr. Rampacek is a director of Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek served as a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment from March 1998 to May 2016. He served as Chair of Ardent Holdings, LLC from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership, from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company, from September 2011 to February 2014.
Colin Taylor[2,5] Toronto, Ontario, Canada	2009 Independent	Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada.

Name and Residence	Director Since[1]	Principal Occupation During the Past Five Years
Wayne G. Thomson[2,5] Calgary, Alberta, Canada	2009 Independent	Mr. Thomson is Chairman of Maha Energy Inc., a public Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. ("Inventys"), a private carbon capture technology company; Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves; and serves on the board of directors of one other private company. Mr. Thomson served as a director of TVI Pacific Inc., a publicly traded international mining company, from May 2011 to June 2017; interim Executive Chairman of Inventys from May 2016 to February 2017; and as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016.
Rhonda I. Zygocki[3,6] Friday Harbor, Washington, United States	2016 Independent	Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation ("Chevron"), an integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety. She is a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute.

(1)   Each of Messrs. Daniel, Rampacek, Taylor and Thomson first became members of Cenovus's Board pursuant to the Arrangement;
- Mr. Leer was elected as a director of Cenovus's Board at the Annual and Special Meeting of Shareholders held on April 29, 2015,
- Ms. Zygocki and Mr. Marcogliese were elected as directors of Cenovus's Board at the Annual Meeting of Shareholders held on April 27, 2016,
- Mr. Mongeau was appointed as a director of Cenovus's Board as of December 1, 2016;
- Ms. Dabarno was elected as a director of Cenovus's Board at the Annual Meeting of Shareholders held on April 26, 2017;
- Mr. Pourbaix was appointed as President and Chief Executive Officer and a director of Cenovus's Board as of November 6, 2017; and
- Messrs. Kvisle and MacPhail were elected as directors of Cenovus's Board at the Annual Meeting of Shareholders held on April 25, 2018.

     The term of each of the directors is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

(2)   Member of the Audit Committee.
(3)   Member of the Human Resources and Compensation Committee.
(4)   Member of the Nominating and Corporate Governance Committee.
(5)   Member of the Reserves Committee.
(6)   Member of the Safety, Environment and Responsibility Committee.
(7)   Ex-officio, by standing invitation, non-voting member of all other committees of Cenovus's Board. As an ex-officio non-voting member, Mr. Daniel attends as his schedule permits and may vote when necessary to achieve a quorum.
(8)   As an officer and a non-independent director, Mr. Pourbaix is not a member of any of the committees of Cenovus's Board.

EXECUTIVE OFFICERS

The following individuals served as executive officers of Cenovus as at December 31, 2018.

Name and Residence	Office Held and Principal Occupation During the Past Five Years
Alexander J. Pourbaix Calgary, Alberta, Canada	President & Chief Executive Officer Mr. Pourbaix's biographical information is included under "Directors".
Jonathan M. McKenzie Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer Mr. McKenzie has been Executive Vice-President & Chief Financial Officer of Cenovus since May 1, 2018. From April 27, 2015 to April 5, 2018, Mr. McKenzie was Chief Financial Officer of Husky Energy Inc. From April 2011 to April 2015, Mr. McKenzie was Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd. From March 2009 to May 2011, Mr. McKenzie was Vice-President and Controller of Suncor Energy Inc.
Harbir S. Chhina Calgary, Alberta, Canada	Executive Vice-President & Chief Technology Officer Mr. Chhina became Executive Vice-President & Chief Technology Officer on April 25, 2017. From September 2015 to April 2017, Mr. Chhina was Executive Vice-President, Oil Sands Development; from December 2010 to August 2015, Mr. Chhina was Executive Vice-President, Oil Sands; and from November 2009 to November 2010, Mr. Chhina was Executive Vice-President, Enhanced Oil Development & New Resource Plays of Cenovus.

Name and Residence	Office Held and Principal Occupation During the Past Five Years
Keith A. Chiasson Calgary, Alberta, Canada	Senior Vice-President, Downstream
	Mr. Chiasson became Senior Vice-President, Downstream on December 14, 2017. From May 15, 2017 to December 13, 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations of Cenovus. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. From September 2013 to April 2016, Mr. Chiasson was U.S. Operations Manager for ExxonMobil. From January 2012 to September 2013, Mr. Chiasson was Planning and Business Analysis Manager for ExxonMobil Production Company.
Alan C. Reid Calgary, Alberta, Canada	Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel
	Mr. Reid became Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel on December 14, 2017. From December 1, 2015 to December 13, 2017, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal and General Counsel; from September 2015 to November 2015, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal; from January 2014 to August 2015, Mr. Reid was Senior Vice-President, Christina Lake & Narrows Lake; from January 2012 to January 2014, Mr. Reid was Cenovus's Senior Vice-President, Christina Lake; and from November 2009 to January 2012, Mr. Reid was Vice-President, Regulatory, Health & Safety of Cenovus.
Karamjit S. Sandhar Calgary, Alberta, Canada	Senior Vice-President, Strategy & Corporate Development
	Mr. Sandhar became Senior Vice-President, Strategy & Corporate Development on December 14, 2017 and joined Cenovus's Leadership Team on June 5, 2018. From July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development; from May 2016 to July 2016 Mr. Sandhar was Vice-President, Investor Relations; from May 2015 to May 2016, Mr. Sandhar was Director, Investor Relations; and from April 2013 to May 2015 Mr. Sandhar was Principal, Portfolio Management.
Sarah J. Walters Calgary, Alberta, Canada	Senior Vice-President, Corporate Services
	Ms. Walters became Senior Vice-President, Corporate Services on December 14, 2017. From January 1, 2017 until December 13, 2017, Ms. Walters was Vice-President, Human Resources; from September 2015 to December 2016, Ms. Walters was Vice-President, Organization & People; from March 2014 to August 2015, Ms. Walters was Vice-President HR Business Partners & Organizational Design; from July 2013 to February 2014, Ms. Walters was Vice-President, HR Business Partners; and from March 2013 to July 2013, Ms. Walters was Vice-President, HR Advisory of Cenovus. Prior to joining Cenovus in March 2013, Ms. Walters was Vice-President HR, International Operations West at Talisman Energy Inc.
J. Drew Zieglgansberger Calgary, Alberta, Canada	Executive Vice-President, Upstream
	Mr. Zieglgansberger became Executive Vice-President, Upstream on January 16, 2018. From April 3, 2017 to January 15, 2018, Mr. Zieglgansberger was Executive Vice-President, Deep Basin; from September 2015 to April 2017, Mr. Zieglgansberger was Executive Vice-President, Oil Sands Manufacturing; from June 2015 to August 2015, Mr. Zieglgansberger was Executive Vice-President, Operations Shared Services; from June 2012 to May 2015, Mr. Zieglgansberger was Senior Vice-President, Operations Shared Services; from January 2012 to May 2012, Mr. Zieglgansberger was Senior Vice-President, Regulatory, Local Community & Military; and from December 2010 to January 2012, Mr. Zieglgansberger was Senior Vice-President, Christina Lake of Cenovus.

As of December 31, 2018, all of Cenovus's directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 1,878,154 Common Shares or approximately 0.15 percent of the number of Common Shares that were outstanding as of such date.

Investors should be aware that some of Cenovus's directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an "Order") and that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Corporation's knowledge, other than as described below, none of its directors or executive officers:

(a) is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Corporation's knowledge, none of its directors or executive officers has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the *Companies' Creditors Arrangement Act* (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

AUDIT COMMITTEE

The Audit Committee mandate is included as Appendix C to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee consists of five members, each of whom is independent and financially literate in accordance with National Instrument 52-110 *Audit Committees*. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.

Susan F. Dabarno

Ms. Dabarno is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Class II Diploma from McGill University. She has extensive wealth management and financial expertise gained from her many years of experience building and leading some of the largest wealth management platforms in Canada. Ms. Dabarno served as Executive Chairman of Richardson Partners Financial Limited ("Richardson"), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer of Richardson from June 2003 to October 2009, during which time she was responsible for leading the firm's growth strategy. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc., and prior to that she held various increasingly senior roles with Canada Trust and later Midland Walwyn Inc., until it was acquired by Merrill Lynch in 1999. In each of these positions, Ms. Dabarno was progressively responsible for personal investment management, private equity and alternative investment strategies, while adhering to strict regulatory requirements and governance protocols applied to the industry.

Ms. Dabarno has contributed to the investment industry as a member of the Council of Governors of the Investment Funds Institute of Canada and as a director of the Mutual Fund Dealers Association of Canada. She was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Investment Industry Association of Canada and has been honoured by the YWCA of New York City as a Woman of Distinction.

Harold N. Kvisle

Mr. Kvisle holds a Bachelor of Science in Engineering from the University of Alberta, a Masters in Business Administration from the University of Calgary and an Honorary Bachelor of Arts from Mount Royal University.

Mr. Kvisle is Chairman of ARC Resources Ltd., a publicly traded oil and gas company and is a director and Chairman of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle recently served as President and Chief Executive Officer of Talisman Energy Inc., a publicly traded oil and gas company, from September 2012 to May 2015 and as a director from May 2010 to

May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation ("TransCanada"), a publicly traded pipeline and power company. Prior to joining TransCanada in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He also served as a director of Cona Resources Ltd., a publicly traded heavy oil company, from November 2011 to May 2018.

Mr. Kvisle is the former Chair of the Interstate Natural Gas Association of America (INGAA), the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Claude Mongeau

Mr. Mongeau holds a Masters of Business Administration from McGill University and has received honorary doctorate degrees from St. Mary's and Windsor University. He is a director of The Toronto-Dominion Bank and TELUS Corporation. Mr. Mongeau served as a director of Canadian National Railway Company ("CN"), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada's Top 40 under 40 in 1997 and selected as Canada's CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders.

Colin Taylor
(Audit Committee Financial Expert and Audit Committee Chair)

Mr. Taylor is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada. He also completed Harvard University's Advanced Management Program. Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP, Chartered Professional Accountants, and then acted as Senior Counsel until his retirement in May 2008. He also served as Advisory Partner to a number of public and private company clients of Deloitte & Touche LLP and has held a number of international management and governance responsibilities throughout his professional career.

Wayne G. Thomson

Mr. Thomson holds a Bachelor of Science of Mechanical Engineering (University of Manitoba) and is a professional engineer. He is Chairman of Maha Energy Inc., a public Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. ("Inventys"). He also serves as Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves, since 2005. Mr. Thomson served as a director of TVI Pacific Inc. from May 2011 to June 2017; as interim Executive Chairman of Inventys from May 2016 to February 2017; and as Chief Executive Officer of Iskander Energy Corp ("Iskander") from November 2011 to August 2014 and as director of Iskander from November 2011 to March 2016.

The above list does not include Patrick D. Daniel who is, by standing invitation as Chair of the Board, an ex-officio member of Cenovus's Audit Committee.

Pre-Approval Policies and Procedures

Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Corporation's auditor. Subject to the Audit Committee's discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the following paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services ("Delegated Authority"). Any required determination about the Chair's unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority: (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2018 and 2017:

($ thousands)	2018	2017
Audit Fees[1]	2,885	2,852
Audit-Related Fees[2]	344	987
Tax Fees[3]	3	1
All Other Fees[4]	21	20
Total	3,253	3,860

(1) Audit Fees consist of the aggregate fees billed for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2) Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus's prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition of assets from ConocoPhillips or divestiture of Cenovus' Conventional assets are also included in Audit-Related Fees.
(3) Tax Fees consist of the aggregate fees billed for audit related fees, tax compliance, tax advice and tax planning.
(4) All Other Fees relate to Extractive Sector Transparency Measures Act Specified Procedures.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the year ended December 31, 2018, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus's current assets and it is not aware of any such legal proceedings that are contemplated.

During the year ended December 31, 2018, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Corporation's directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus's outstanding voting securities, of which there are none that the Corporation is aware, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:
    Computershare Investor Services, Inc.
    8th Floor, 100 University Avenue
    Toronto, ON M5J 2Y1
    Canada

In the United States:
    Computershare Trust Company NA
    250 Royall St.
    Canton, MA 02021
    U.S.

    Tel: 1-866-332-8898   Website: www.investorcentre.com/cenovus

MATERIAL CONTRACTS

Other than as set forth below, during the year ended December 31, 2018, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than contracts entered into in the ordinary course of business.

On March 29, 2017, Cenovus entered into a purchase and sale agreement (the "Acquisition Agreement") with ConocoPhillips to acquire: (i) ConocoPhillips' 50 percent interest (the "FCCL Interest") (being the remaining 50 percent interest that Cenovus did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta (the "FCCL Assets"), and (ii) the majority of ConocoPhillips' western Canadian conventional assets, including ConocoPhillips' exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips' interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (the "Deep Basin Assets"). The FCCL Interest and the Deep Basin Assets were acquired by Cenovus for total consideration of $17.6 billion, comprised of $15.0 billion cash, and 208 million Common Shares. Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date of the Acquisition for quarters in which the average WCS crude oil price exceeds $52 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52 per barrel. There are no maximum payment terms. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment.

At closing of the Acquisition, Cenovus and ConocoPhillips entered into a registration rights agreement ("Registration Rights Agreement") and an investor agreement ("Investor Agreement"), which, among other things, restricted ConocoPhillips from selling or hedging its Common Shares until November 17, 2017. In addition, the Registration Rights Agreement provides ConocoPhillips with certain rights to facilitate the sale of its Common Shares, including the right to require Cenovus to qualify the distribution of the Common Shares held by ConocoPhillips and the right to piggy-back on an offering of Common Shares by Cenovus. The Investor Agreement places certain restrictions on ConocoPhillips, including from nominating new members to Cenovus's board of directors and by requiring ConocoPhillips to vote its Common Shares in accordance with management recommendations or abstain from voting. The Registration Rights Agreement and the Investor Agreement will terminate when ConocoPhillips owns 3.5 percent or less of the then outstanding Common Shares.

A copy of the Acquisition Agreement, which includes the forms of the Contingent Payment Agreement, Registration Rights Agreement and Investor Agreement, in redacted form, was filed on SEDAR on April 5, 2017, and a copy of the amendment to the Acquisition Agreement was filed on SEDAR on May 17, 2017, each of which may be viewed under Cenovus's profile at sedar.com.

Particulars for each of the Arrangement Agreement and the Separation Agreement (previously filed material contracts that are still in effect) are defined and described in the section entitled "Risk Management and Risk Factors" in the Corporation's annual 2018 MD&A, and such section of the MD&A is incorporated by reference into this AIF.

INTERESTS OF EXPERTS

The Corporation's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated February 12, 2019 in respect of Cenovus's Consolidated Financial Statements which comprise the Consolidated Balance Sheets as at December 31, 2018 and December 31, 2017 and the Consolidated Statements of Earnings, Comprehensive Income, Shareholders' Equity and Cash Flows for the years ended December 31, 2018, 2017, and 2016 and Cenovus's internal control over financial reporting as at December 31, 2018. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The principals of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Corporation's securities.

ADDITIONAL INFORMATION

Additional information relating to Cenovus is available on SEDAR at sedar.com and EDGAR at sec.gov. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Cenovus's securities, securities authorized for issuance under its equity-based compensation plans and its statement of corporate governance practices, is included in the Corporation's management information circular for its most recent annual meeting of shareholders.

Additional financial information, including disclosure regarding the contribution of each reportable segment to revenues and earnings can be found in Cenovus's audited annual Consolidated Financial Statements and MD&A for the year ended December 31, 2018, which disclosure is incorporated by reference into this AIF.

As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE's corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on Cenovus's website at cenovus.com, it is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "C$" or to "$" are to Canadian dollars and all references to "US$" are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2018 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.

Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Standards, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

ABBREVIATIONS AND CONVERSIONS

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBtu	million British thermal units
BOE	barrel of oil equivalent		
BOE/d	barrels of oil equivalent per day		
MMBOE	million barrels of oil equivalent		
WTI	West Texas Intermediate		
WCS	Western Canadian Select		

In this AIF, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

APPENDIX A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of Cenovus Energy Inc. (the "Corporation"):

1. We have evaluated the Corporation's reserves data as at December 31, 2018. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2018, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2018, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) $ millions
McDaniel & Associates Consultants Ltd.	December 31, 2018	Canada	$50,427
GLJ Petroleum Consultants Ltd.	December 31, 2018	Canada	$2,740
			$53,167

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

7. We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after their respective effective dates.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

/s/ Brian R. Hamm   /s/ Keith M. Braaten

Brian R. Hamm, P. Eng.   Keith M. Braaten, P. Eng.
President & CEO   President and Chief Executive Officer
McDaniel & Associates Consultants Ltd.   GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada   Calgary, Alberta, Canada

February 11, 2019

APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of Cenovus Energy Inc. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Corporation's reserves data. A report from the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Corporation has:

    (a)   reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluators;

    (b)   met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

    (c)   reviewed the reserves data with management and each of the independent qualified reserves evaluators.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

    (a)   the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

    (b)   the filing of the report of the independent qualified reserves evaluators on the reserves data; and

    (c)   the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Alexander J. Pourbaix   /s/ Jonathan M. McKenzie

Alexander J. Pourbaix   Jonathan M. McKenzie
President & Chief Executive Officer   Executive Vice-President &
                                           Chief Financial Officer

/s/ Patrick D. Daniel   /s/ Wayne G. Thomson

Patrick D. Daniel   Wayne G. Thomson
Director and Chair of the Board   Director and Chair of the Reserves Committee

February 12, 2019

APPENDIX C

AUDIT COMMITTEE MANDATE

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") appointed to assist the Board in fulfilling its oversight responsibilities.

The Committee's primary duties and responsibilities are to:

- Oversee and monitor the effectiveness and integrity of the Corporation's accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.

- Oversee audits of the Corporation's financial statements.

- Review and evaluate the Corporation's risk management framework and related processes including the supporting guidelines and practice documents.

- Review and approve management's identification of principal financial risks and monitor the process to manage such risks.

- Oversee and monitor the Corporation's compliance with legal and regulatory requirements.

- Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing group.

- Provide an avenue of communication among the external auditors, management, the internal auditing group, and the Board.

- Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

CONSTITUTION, COMPOSITION AND DEFINITIONS

1. **Reporting**

   The Committee shall report to the Board.

2. **Composition**

   The Committee shall consist of not less than three and not more than eight directors as determined by the Board, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators ("CSA") and as amended from time to time) ("NI 52-110").

   All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

   - An understanding of accounting principles and financial statements;

   - The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

   - Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

- An understanding of internal controls and procedures for financial reporting; and

- An understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an "affiliated person" (as such term is defined in the *United States Securities Exchange Act of 1934*, as amended (the "Exchange Act"), and the rules, if any, adopted by the U.S. Securities and Exchange Commission ("SEC") thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors' fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an Audit Committee member receives from the Corporation.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See "Quorum" for further details.

3.   Appointment of Committee Members

Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.   Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

5.   Chair

The Nominating and Corporate Governance Committee will recommend for approval to the Board an unrelated Director to act as Chair of the Committee. The Board shall appoint the Chair of the Committee.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.

6.   Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.

7.   Meetings

The Committee shall meet at least quarterly. The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

8. **Notice of Meeting**

Notice of the time and place of each Committee meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

9. **Quorum**

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum. In addition, if an ex officio, non-voting member's presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.

10. **Attendance at Meetings**

The Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee's meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chair or by a majority of the members of the Committee.

11. **Minutes**

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors. The full Board of Directors shall be kept informed of the Committee's activities by a report following each Committee meeting.

RESPONSIBILITIES

In carrying out its mandate, the Committee is expected to:

12. **Review Procedures**

(a) Review and update the Committee's mandate annually, or sooner if the Committee deems it appropriate to do so. Review the summary of the Committee's composition and responsibilities in the Corporation's annual report, annual information form or other public disclosure documentation.

(b) Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation's annual report and Annual Information Form filed with the CSA and the SEC.

13. **Annual Financial Statements**

(a) Discuss and review with management and the external auditors the Corporation's and any subsidiary with public securities' annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:

(i) The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.

(ii) Management's Discussion and Analysis.

(iii) The use of off-balance sheet financing including management's risk assessment and adequacy of disclosure.

(iv) The external auditors' audit examination of the financial statements and their report thereon.

(v) Any significant changes required in the external auditors' audit plan.

(vi) Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information.

(vii) Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

(b) Review and formally recommend approval to the Board of the Corporation's:

(i) Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:

   i.   The accounting policies of the Corporation and any changes thereto.
   ii. The effect of significant judgments, accruals and estimates.
   iii. The manner of presentation of significant accounting items.
   iv. The consistency of disclosure.

(ii) Management's Discussion and Analysis.

(iii) Annual Information Form as to financial information.

(iv) All prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation's financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

14. Quarterly Financial Statements

(a) Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation's:

(i) Quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis.

(ii) Any significant changes to the Corporation's accounting principles.

(b) Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.

15. Other Financial Filings and Public Documents

Review and discuss with management financial information, including earnings press releases, the use of "pro forma" or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or SEC or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.

16. Internal Control Environment

(a) Receive and review from management, the external auditors and the internal auditors an annual report on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

(b)   Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

(c)   Review in consultation with the internal auditors and the external auditors the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

(d)   Review with the Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation's internal controls and procedures for financial reporting which could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation's internal controls and procedures for financial reporting.

(e)   Review significant findings prepared by the external auditors and the internal auditing department together with management's responses.

17.   <u>Risk Oversight</u>

Review and evaluate the Corporation's risk management framework and related processes including the supporting guidelines and practice documents.

18.   <u>Other Review Items</u>

(a)   Review policies and procedures with respect to officers' and directors' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

(b)   Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.

(c)   Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation's monitoring compliance with each of the Corporation's published codes of business conduct and applicable legal requirements.

(d)   Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting in person to deliver their respective reports.

(e)   Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

(f)   Ensure that the Corporation's presentation of hydrocarbon reserves has been reviewed with the Reserves Committee of the Board.

(g)   Review management's processes in place to prevent and detect fraud.

(h)   Review:

    (i)   procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters; and

    (ii)   a summary of any significant investigations regarding such matters.

(i)   Meet on a periodic basis separately with management.

19. External Auditors

(a)   Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.

(b)   Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair of the Committee or by a majority of the members of the Committee.

(c)   Review and discuss a report from the external auditors at least quarterly regarding:

   (i)   All critical accounting policies and practices to be used;

   (ii)   All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

   (iii)   Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

(d)   Obtain and review a report from the external auditors at least annually regarding:

   (i)   The external auditors' internal quality-control procedures.

   (ii)   Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.

   (iii)   To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.

(e)   Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

(f)   Review and evaluate annually:

   (i)   The external auditors' and the lead partner of the external auditors' team's performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the Corporation's shareholders or regarding the discharge of such external auditors.

   (ii)   The terms of engagement of the external auditors together with their proposed fees.

   (iii)   External audit plans and results.

   (iv)   Any other related audit engagement matters.

   (v)   The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

   (vi)   Review the Annual Report of the Canadian Public Accountability Board ("CPAB") concerning audit quality in Canada and discuss implications for Cenovus.

   (vii)   Review any reports issued by CPAB regarding the audit of Cenovus.

(g)   Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

(h)   Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 19.(c) through (f), evaluate the external auditors' qualifications, performance and independence, including whether or not the external auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.

(i)   Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

(j)   Set clear hiring policies for the Corporation's hiring of employees or former employees of the external auditors.

(k)   Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

(l)   Consider and review with the external auditors, management and the head of internal audit:

    (i)   Significant findings during the year and management's responses and follow-up thereto.
    (ii)   Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management's response.
    (iii)   Any significant disagreements between the external auditors or internal auditors and management.
    (iv)   Any changes required in the planned scope of their audit plan.
    (v)   The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
    (vi)   The internal audit department mandate.
    (vii)   Internal audit's compliance with the Institute of Internal Auditors' standards.

20.   Internal Audit Group and Independence

(a)   Meet on a periodic basis separately with the head of internal audit.

(b)   Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

(c)   Confirm and assure, annually, the independence of the internal audit group and the external auditors.

21.   Approval of Audit and Non-Audit Services

(a)   Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).

(b)   Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

(c)   If the pre-approvals contemplated in paragraphs 21.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

(d)   Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 21.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

(e) Establish policies and procedures for the pre-approvals described in paragraphs 21.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee's responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.

22. Other Matters

(a) Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b) Upon a majority vote of the Committee outside resources may be engaged where and if deemed advisable.

(c) Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

(d) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

(e) Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(f) Obtain assurance from the external auditors that no disclosure to the Committee is required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the external auditors.

(g) Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

(h) Consider for implementation any recommendations of the Nominating and Corporate Governance Committee of the Board with respect to the Committee's effectiveness, structure, processes or mandate.

(i) Perform such other functions as required by law, the Corporation's by-laws or the Board of Directors.

(j) Consider any other matters referred to it by the Board of Directors.

Revised Effective: February 10, 2015

APPENDIX D

NETBACK RECONCILIATIONS

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect Cenovus's margin on a per-barrel basis of unblended bitumen and crude oil. As such, the bitumen and crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the bitumen and heavy crude oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook.

The following tables provide a reconciliation of the financial components comprising Netbacks (in millions of dollars) to the nearest GAAP measure found in the annual and interim consolidated financial statements.

Year ended December 31, 2018
($ millions)

	Per Consolidated Financial Statements			
	Oil Sands[1]	Deep Basin[1]	Conventional[2]	Total Upstream
Revenues				
Gross Sales	10,026	904	14	**10,944**
Less: Royalties	473	72	3	**548**
	9,553	832	11	**10,396**
Expenses				
Transportation and Blending	5,879	90	1	**5,970**
Operating	1,037	403	(28)	**1,412**
Production and Mineral Taxes	-	1	1	**2**
Netback	2,637	338	37	**3,012**
(Gain) Loss on Risk Management	1,551	26	-	**1,577**
Operating Margin	1,086	312	37	**1,435**

	Basis of Netback Calculation					Adjustments		Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	5,020	5	149	373	335	4,993	69	**10,944**
Royalties	473	5	21	39	10	-	-	**548**
Transportation and Blending	886	-	8	27	52	4,993	4	**5,970**
Operating	1,024	5	18	77	251	-	37	**1,412**
Production and Mineral Taxes	-	-	1	-	1	-	-	**2**
Netback	2,637	(5)	101	230	21	-	28	**3,012**
(Gain) Loss on Risk Management								**1,577**
Operating Margin								**1,435**

(1) *Found in Note 1 of the Consolidated Financial Statements.*
(2) *Found in Note 11 of the Consolidated Financial Statements.*

Three months ended December 31, 2018
($ millions)

	Per Consolidated Financial Statements			
	Oil Sands[1]	Deep Basin[1]	Conventional[2]	Total Upstream
Revenues				
Gross Sales	1,380	190	(1)	**1,569**
Less: Royalties	(39)	10	1	**(28)**
	1,419	180	(2)	**1,597**
Expenses				
Transportation and Blending	1,263	18	-	**1,281**
Operating	248	100	1	**349**
Production and Mineral Taxes	-	-	-	**-**
Netback	(92)	62	(3)	**(33)**
(Gain) Loss on Risk Management	86	-	-	**86**
Operating Margin	(178)	62	(3)	**(119)**

	Basis of Netback Calculation					Adjustments		Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	349	-	21	66	87	1,026	20	**1,569**
Royalties	(39)	3	2	2	4	-	-	**(28)**
Transportation and Blending	237	-	1	5	12	1,026	-	**1,281**
Operating	244	2	6	15	73	-	9	**349**
Production and Mineral Taxes	-	-	-	-	-	-	-	**-**
Netback	(93)	(5)	12	44	(2)	-	11	**(33)**
(Gain) Loss on Risk Management								**86**
Operating Margin								**(119)**

(1)   Found in Note 1 of the Interim Consolidated Financial Statements.
(2)   Found in Note 9 of the Interim Consolidated Financial Statements.

Three months ended September 30, 2018
($ millions)

	Per Consolidated Financial Statements			
	Oil Sands[1]	Deep Basin[1]	Conventional[2]	Total Upstream
Revenues				
Gross Sales	2,992	214	-	**3,206**
Less: Royalties	275	11	1	**287**
	2,717	203	(1)	**2,919**
Expenses				
Transportation and Blending	1,482	20	-	**1,502**
Operating	230	103	(2)	**331**
Production and Mineral Taxes	-	-	-	**-**
Netback	1,005	80	1	**1,086**
(Gain) Loss on Risk Management	323	7	-	**330**
Operating Margin	682	73	1	**756**

	Basis of Netback Calculation					Adjustments		Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,721	-	37	102	63	1,268	15	**3,206**
Royalties	275	-	6	6	-	-	-	**287**
Transportation and Blending	214	-	2	7	11	1,268	-	**1,502**
Operating	230	-	3	22	69	-	7	**331**
Production and Mineral Taxes	-	-	-	-	-	-	-	**-**
Netback	1,002	-	26	67	(17)	-	8	**1,086**
(Gain) Loss on Risk Management								**330**
Operating Margin								**756**

(1)   Found in Note 1 of the Interim Consolidated Financial Statements.
(2)   Found in Note 9 of the Interim Consolidated Financial Statements.

Three months ended June 30, 2018
($ millions)

| | Per Consolidated Financial Statements | | | |
	Oil Sands[1]	Deep Basin[1]	Conventional[2]	Total Upstream
Revenues				
Gross Sales	3,248	241	(1)	**3,488**
Less: Royalties	179	16	2	**197**
	3,069	225	(3)	**3,291**
Expenses				
Transportation and Blending	1,642	27	-	**1,669**
Operating	263	109	(32)	**340**
Production and Mineral Taxes	-	1	2	**3**
Netback	1,164	88	27	**1,279**
(Gain) Loss on Risk Management	688	10	-	**698**
Operating Margin	476	78	27	**581**

| | Basis of Netback Calculation | | | | | Adjustments | | Per Above Table |
	Bitumen	Heavy Crude Oil	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,821	-	47	107	68	1,425	20	**3,488**
Royalties	179	3	8	8	(1)	-	-	**197**
Transportation and Blending	217	-	2	8	13	1,425	4	**1,669**
Operating	261	-	3	22	45	-	9	**340**
Production and Mineral Taxes	-	-	3	-	-	-	-	**3**
Netback	1,164	(3)	31	69	11	-	7	**1,279**
(Gain) Loss on Risk Management								**698**
Operating Margin								**581**

(1) Found in Note 1 of the Interim Consolidated Financial Statements.
(2) Found in Note 8 of the Interim Consolidated Financial Statements.

Three months ended March 31, 2018
($ millions)

| | Per Consolidated Financial Statements | | | |
	Oil Sands[1]	Deep Basin[1]	Conventional[2]	Total Upstream
Revenues				
Gross Sales	2,406	259	16	**2,681**
Less: Royalties	58	35	(1)	**92**
	2,348	224	17	**2,589**
Expenses				
Transportation and Blending	1,492	25	1	**1,518**
Operating	296	91	5	**392**
Production and Mineral Taxes	-	-	(1)	**(1)**
Netback	560	108	12	**680**
(Gain) Loss on Risk Management	454	9	-	**463**
Operating Margin	106	99	12	**217**

| | Basis of Netback Calculation | | | | | Adjustments | | Per Above Table |
	Bitumen	Heavy Crude Oil	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,129	5	44	98	117	1,274	14	**2,681**
Royalties	58	(1)	5	23	7	-	-	**92**
Transportation and Blending	218	-	3	7	16	1,274	-	**1,518**
Operating	289	3	6	18	64	-	12	**392**
Production and Mineral Taxes	-	-	(2)	-	1	-	-	**(1)**
Netback	564	3	32	50	29	-	2	**680**
(Gain) Loss on Risk Management								**463**
Operating Margin								**217**

(1) Found in Note 1 of the Interim Consolidated Financial Statements.
(2) Found in Note 8 of the Interim Consolidated Financial Statements.

The following table provides the sales volumes used to calculate Netback.

Sales Volumes

(barrels per day, unless otherwise stated)	2018	Q4	Q3	Q2	Q1
Bitumen					
Foster Creek	**162,685**	143,928	171,936	171,083	163,911
Christina Lake	**204,016**	186,530	206,688	220,779	202,212
Total Bitumen	**366,701**	330,458	378,624	391,862	366,123
Crude Oil (Heavy, Light and Medium) and NGLs					
Heavy Oil	**65**	6	8	(75)	325
Light and Medium Oil	**6,198**	5,222	5,670	6,260	7,674
NGLs	**26,539**	22,883	26,600	27,777	28,960
Total Bitumen, Crude Oil (Heavy, Light and Medium) and NGLs Sales	**399,503**	358,569	410,902	425,824	403,082
Natural Gas Sales (MMcf per day)[1]	**529**	469	520	572	558
Total Sales (BOE per day)	**487,742**	436,691	497,560	521,092	496,169

(1)   Includes volume sold between segments.